July 10, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4238

Attention:  Ms. Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel and Mining

Re:	Kinross Gold Corporation (“Kinross”)
Form 40-F for the Year Ended December 31, 2012
Filed April 1, 2013
Response dated June 12, 2013
File No. 001-13382

Dear Ms. Jenkins:

We have received your comment letter of July 9, 2013, requesting a response within ten business days. Further to our telephone conversation with your office, this letter confirms that the response deadline has been extended and that Kinross will provide its response to your comment letter by August 9, 2013.

Sincerely,
KINROSS GOLD CORPORATION

/s/ TONY GIARDINI
Tony Giardini
Executive Vice-President and Chief Financial Officer